Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration No. 333-254073

XOMA CORPORATION

1,400,000 Depositary Shares

Each Representing a 1/1000th Interest in a Share of

8.375% Series B Cumulative Perpetual Preferred Stock

(Liquidation Amount of $25.00 Per Depositary Share)

Final Term Sheet

Issuer:	XOMA Corporation

Securities:	Depositary shares each representing a 1/1000th fractional interest in a share of 8.375% Series B Cumulative Perpetual Preferred Stock (the “Series B Preferred Stock”)

Number of Shares:	1,400,000 depositary shares (representing 1,400 shares of Series B Preferred Stock)

Option to Purchase Additional Shares:	Up to 200,000 depositary shares (representing 200 shares of Series B Preferred Stock)

Trade Date:	April 7, 2021

Settlement Date:	April 9, 2021

Listing:	Expected NASDAQ “XOMAO”

Size:	$35,000,000

Option:	Up to $5,000,000

Maturity Date:	Perpetual (unless redeemed by us on or after April 15, 2022 or in connection with a change of control or delisting event).

Rating:	The Series B Preferred Stock will not be rated.

Dividend Rate (Cumulative):	We will pay cumulative cash dividends on the Series B Preferred Stock, when and as declared by our Board of Directors, at the rate of 8.375% of the $25,000.00 liquidation preference ($25.00 per depositary share) per year, equivalent to $2,093.75 (or $2.09375 per depositary share).

Dividend Payment Dates:	Dividends will be payable quarterly in arrears, on or about the 15th day of January, April, July and October, beginning on or about July 15, 2021; provided that if any dividend payment date is not a business day, then the dividend which would otherwise have been payable on that dividend payment date may be paid on the next succeeding business day, and no interest, additional dividends or other sums will accumulate. Dividends will accumulate and be cumulative from, and including, the date of original issuance, which is expected to be April 9, 2021. The first dividend, which is scheduled to be paid on or about July 15, 2021 in the amount of $0.55833 per depositary share, will be for more than a full quarter and will cover the period from, and including, the first date we issue and sell the depositary shares through, but not including, July 15, 2021.

Price to the Public:	100%

Day Count:	30/360

Liquidation Preference:	The liquidation preference of each share of Series B Preferred Stock is $25,000.00 ($25.00 per depositary share). Upon liquidation, holders of Series B Preferred Stock will be entitled to receive the liquidation preference with respect to their shares of Series B Preferred Stock plus an amount equal to accumulated but unpaid dividends with respect to such shares.

Optional Redemption:	On and after April 15, 2022 the first anniversary of April 15, 2021 to but excluding the second anniversary, each depositary share of Series B Preferred Stock will be redeemable at our option, in whole or in part, at a redemption price equal to $26.00 per depositary share, plus any accrued and unpaid dividends. On and after April 15, 2023 the second anniversary of April 15, 2021 to but excluding the third anniversary, the shares of Series B Preferred Stock will be redeemable at our option, in whole or in part, at a redemption price equal to $25.75 per depositary share, plus any accrued and unpaid dividends. On and after April 15, 2024, the third anniversary of April 15, 2021 to but excluding the fourth anniversary, the shares of Series B Preferred Stock will be redeemable at our option, in whole or in part, at a redemption price equal to $25.50 per depositary share, plus any accrued and unpaid dividends. On and after April 15, 2025, the fourth anniversary of April 15, 2021 to but excluding the fifth anniversary, the shares of Series B Preferred Stock will be redeemable at our option, in whole or in part, at a redemption price equal to $25.25 per depositary share, plus any accrued and unpaid dividends. On and after April 15, 2026, the fifth anniversary of April 15, 2021, the shares of Series B Preferred Stock will be redeemable at our option, in whole or in part, at a redemption price equal to $25.00 per depositary share, plus any accrued and unpaid dividends.

Special Optional Redemption Upon a Change of Control or Delisting Event:	Special optional redemption by the Company upon a change of control or delisting event, in whole or in part, for $25.00 per depositary share, plus accrued but unpaid dividends, to, but not including, the redemption date (the “Redemption Right”). The circumstances that will constitute a “change of control” and a “delisting event” will be set forth in the documents governing the Series B Preferred Stock and the depositary shares.

Special Conversion Right Upon a Change of Control or Delisting Event:	Upon the occurrence of a change of control or delisting event, in the event the Company does not exercise the Redemption Right, holders of the depositary shares will have the right to convert some or all of the depositary shares held by such holder into a number of common shares at a predetermined ratio.

DRD/QDI Eligible:	Yes

Minimum Denomination / Multiples:	$25.00/$25.00

Depositary Shares CUSIP/ISIN:	98419J 404 / US98419J4040

Series B Preferred Stock CUSIP/ISIN:	98419J 503 / US98419J5039

Joint Book-Runners:	B. Riley Securities, National Securities Corporation, Ladenburg Thalmann and William Blair & Company

Co-Managers:	Aegis Capital Corp., Boenning & Scattergood, Incapital and Northland Capital Markets

This communication is intended for the sole use of the person to whom it is provided by the issuer.

The issuer has filed a registration statement (including a base prospectus dated March 19, 2021) and a preliminary prospectus supplement dated April 5, 2021 with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and related preliminary prospectus supplement if you request them from B. Riley Securities, Inc. at 1300 17th Street, Suite 1300, Arlington, VA 22209, or by calling (703) 312-9580, or by emailing prospectuses@brileyfin.com.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER E-MAIL SYSTEM.

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